UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

KEY TECHNOLOGY, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
493143101
(CUSIP Number)

June 11, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  [   ]  Rule 13d–1(b)
  [X]  Rule 13d–1(c)
  [   ]  Rule 13d–1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 14 Pages

13G

CUSIP No. 493143101	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS Leslie J. Schreyer, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler 52-6435625
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut

NUMBER OF SHARES	5	SOLE VOTING POWER 250,435
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER 250,435
PERSON WITH	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,435
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.6%*
12	TYPE OF REPORTING PERSON OO

*This calculation is rounded to the nearest tenth and is based upon 5,461,546 shares of common stock outstanding as of April 29, 2012 as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012.

13G

CUSIP No. 493143101	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS M3C Holdings LLC 20-6116984
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	5	SOLE VOTING POWER 32,165
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER 32,165
PERSON WITH	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,165
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%*
12	TYPE OF REPORTING PERSON OO

*This calculation is rounded to the nearest tenth and is based upon 5,461,546 shares of common stock outstanding as of April 29, 2012 as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012.

13G

CUSIP No. 493143101	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS Robert Averick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 25,000
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER 25,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5%*
12	TYPE OF REPORTING PERSON IN

*This calculation is rounded to the nearest tenth and is based upon 5,461,546 shares of common stock outstanding as of April 29, 2012 as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012.

CUSIP No. 493143101	13G	Page 5 of 14 Pages

Item 1(a)	Name of Issuer: Key Technology, Inc., an Oregon corporation (“KTEC” or the “Issuer”).
Item 1(b)	Address of Issuer’s Principal Executive Offices: 150 Avery Street Walla Walla, Washington 99362
Item 2(a)	Names of Persons Filing: The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
	1.	Leslie J. Schreyer, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler (the “Trust”);
	2.	M3C Holdings LLC ("M3C"); and
	3.	Robert Averick.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address of the Trust is:

c/o Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, New York 10112
Attention: Leslie J. Schreyer

The address of M3C is:

c/o North Bay Associates
14000 Quail Springs Parkway
Oklahoma City, Oklahoma  73134
Attention: Stephen A. Ives

The address of Robert Averick is:

c/o Kokino LLC
One Stamford Forum
Stamford, Connecticut 06901

CUSIP No. 493143101	13G	Page 6 of 14 Pages

Item 2(c)	Citizenship:
	1.	The Trust is a trust governed by the laws of the State of Connecticut.
	2.	M3C is a Delaware limited liability company.
	3.	Robert Averick is a citizen of the United States of America.
Item 2(d)	Title of Class of Securities: Common stock (“Common Stock”).
Item 2(e)	CUSIP Number: 493143101
Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: [ ] This Item 3 is not applicable.
Item 4	Ownership:

The percentages used herein are calculated based upon 5,461,546 shares of common stock outstanding as of April 29, 2012 as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012.

As of June 21, 2012:

	1.	Leslie J. Schreyer, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler
	(a)	Amount Beneficially Owned: 250,435*
	(b)	Percent of Class: 4.6%
	*	Represents shares held in the Trust, for which Leslie J. Schreyer serves as sole Trustee. Leslie J. Schreyer has no pecuniary interest in the shares held by the Trust.

CUSIP No. 493143101	13G	Page 7 of 14 Pages

(c)	Number of Shares as to which such person has:
	(i)	Sole power to vote or direct the vote: 250,435
	(ii)	Shared power to vote or direct the vote: -0-
	(iii)	Sole power to dispose or direct the disposition: 250,435
	(iv)	Shared power to dispose or direct the disposition: -0-
2.	M3C Holdings LLC
(a)	Amount Beneficially Owned: 32,165**
(b)	Percent of Class: 0.6%
(c)	Number of Shares as to which such person has:
	(i)	Sole power to vote or direct the vote: 32,165
	(ii)	Shared power to vote or direct the vote: -0-
	(iii)	Sole power to dispose or direct the disposition: 32,165
	(iv)	Shared power to dispose or direct the disposition: -0-
**	Represents shares held by M3C Holdings LLC. M3C Holdings LLC is a Delaware limited liability company wholly-owned by Mary Corson and Richard S. Sackler, M.D., as Trustees of the Mary Corson Trust dated January 15, 2004. Mary Corson is the sole beneficiary of the Mary Corson Trust and the wife of Jonathan D. Sackler.

CUSIP No. 493143101	13G	Page 8 of 14 Pages

	3.	Robert Averick
	(a)	Amount Beneficially Owned: 25,000***
	(b)	Percent of Class: 0.5%
	(c)	Number of Shares as to which such person has:
(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 25,000
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 25,000
Item 5	Ownership of Five Percent or Less of a Class. Not applicable.
Item 6	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not applicable.
	***	Represents shares held by Robert Averick jointly with his wife, Mickel Averick, for which Robert and Mickel share voting and dispositive power. Robert Averick is employed by Kokino LLC, which acts as non-discretionary investment adviser to the Trust and M3C with respect to the shares of the Issuer beneficially owned by the Trust and M3C. Neither Robert Averick nor Kokino LLC has voting or dispositive control with respect to the shares of the Issuer beneficially owned by the Trust or M3C.

CUSIP No. 493143101	13G	Page 9 of 14 Pages

Item 8	Identification and Classification of Members of the Group. Not applicable.
Item 9	Notice of Dissolution of Group. Not applicable.
Item 10	Certification. Not applicable.
Each of the Reporting Persons makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 493143101	13G	Page 10 of 14 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 21, 2012

/s/ Frank S. Vellucci
Frank S. Vellucci Attorney-in-Fact for Leslie J. Schreyer, in his capacity as trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler
M3C Holdings LLC
By:	/s/ Stephen A. Ives
Stephen A. Ives Vice President
/s/ Robert Averick
Robert Averick

CUSIP No. 493143101	13G	Page 11 of 14 Pages

Exhibit Index

		Page No.
A.	Joint Filing Agreement, dated as of June 21, 2012, by and among Leslie J. Schreyer, in his capacity as trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler, M3C Holdings LLC and Robert Averick.	12
B.	Power of Attorney, dated as of June 21, 2012 granted by Leslie J. Schreyer, in his capacity as trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler, in favor of Anthony M. Roncalli and Frank S. Vellucci.	13

CUSIP No. 493143101	13G	Page 12 of 14 Pages

Exhibit A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referred to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated:   June 21, 2012

/s/ Frank S. Vellucci
Frank S. Vellucci Attorney-in-Fact for Leslie J. Schreyer, in his capacity as trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler
M3C Holdings LLC
By:	/s/ Stephen A. Ives
Stephen A. Ives Vice President
/s/ Robert Averick
Robert Averick

CUSIP No. 493143101	13G	Page 13 of 14 Pages

Exhibit B

Power of Attorney

The undersigned, as a Section 13(d) reporting person and potential Section 16 reporting person of Key Technology, Inc. (the "Company") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitutes and appoints Anthony M. Roncalli and Frank S. Vellucci, and each of them the undersigned's true and lawful attorney-in-fact to:

1.           Complete and execute Forms 3, 4, 5, and 144, Schedules 13D and 13G and Form ID (Uniform Application for Access Codes to File on EDGAR) and other forms and all amendments thereto as such attorney-in-fact shall in his discretion determine to be required or advisable pursuant to Section 16(a) and Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder, or any successor laws and regulations, as a consequence of the undersigned's ownership, acquisition or disposition of securities of the Company;

2.           Do and perform any and all acts for and on the behalf of the undersigned which may be necessary or desirable in order to complete and execute any such form, complete and execute any amendments thereto, and timely file such forms with the Securities and Exchange Commission, any securities exchange or national association, the Company and such other person or agency as the attorney-in-fact shall deem appropriate; and

3.            Take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Sections 16 and 13(d) of the Exchange Act.

CUSIP No. 493143101	13G	Page 14 of 14 Pages

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, 5 or 144 or Schedules 13D or 13G with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of June 21, 2012.

/s/ Leslie J. Schreyer
Leslie J. Schreyer, in his capacity as trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler